Exhibit 99.82

VOX PROVIDES DEVELOPMENT & EXPLORATION UPDATES
AND RENEWS NORMAL COURSE ISSUER BID

TORONTO, CANADA – November 18, 2021 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Gold Standard Ventures Corp. (TSX: GSV) (“Gold Standard Ventures”), Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”), Silver Mines Limited (ASX: SVL) (“Silver Mines”), Karora Resources Inc. (TSX: KRR) (“Karora”), ValOre Metals Corp. (TSXV: VO) (“ValOre”), and Quantum Graphite Limited (ASX: QGL) (“Quantum”).

Spencer Cole, Chief Investment Officer stated, “We are excited by yet another month of consistent progress across our royalty assets, particularly by the impending release of the South Railroad feasibility study in Nevada and pre-construction progress at Bulong in Western Australia. Our royalty projects continue to exceed Vox management expectations in terms of their pace of development, the volume of discovery drilling and higher likelihood of royalty revenue for Vox. Based on this strong operator progress, Vox management expects that 2022 has potential to be a record year for discovery drilling, engineering studies being released and projects moving into production.”

Key Development Updates

•	Update on feasibility study, permitting and construction financing at the South Railroad gold project in Nevada by Gold Standard Ventures;

•	First production guidance reiterated for H2 2022 at Bulong gold project by Black Cat; and

•	Substantial drilling updates at the Bowdens silver project by Silver Mines, the Higginsville mine by Karora, the Pedra Branca platinum group metals (“PGM”) project by ValOre, and the Uley graphite project by Quantum.

South Railroad (Pre-Feasibility) – Feasibility Study Expected Q1 2022

•	Vox holds a 0.633% net smelter royalty with advance minimum royalty payments over part of the South Railroad gold project, which is located in the prolific Carlin Trend of Nevada;

•	Vox received initial advance minimum royalty payments of ~C$100,000 from the South Railroad royalty in October 2021;

•	On November 10, 2021, Gold Standard Ventures announced:

◌	It anticipates that the feasibility study for the South Railroad project will be completed in Q1 2022;

◌	In-fill drilling results at the Pinion deposit indicates the possibility of converting approximately 350,000 contained ounces of gold for inclusion in the feasibility mine plan in Pinion Phases 4 and 5, expected to be majority royalty-linked based on historical disclosure by Gold Standard Ventures;

◌	Expected timing of the Record of Decision permit is anticipated to be in Q1 2023; and

◌	It anticipates commencing the construction capital financing process in conjunction with the release of the feasibility study in Q1 2022.

•	Vox Management Summary: The South Railroad project is advancing in line with Vox management expectations based on due diligence completed for the royalty acquisition in June 2021. The majority of the additional ~350,000 ounces expected in Pinion Phases 4 and 5 are expected to be royalty-linked and to generate meaningful royalty revenue for Vox. 2022 promises to be a transformational year for South Railroad with the release of a feasibility study, construction financing process updates and permitting progress.

Bulong (Pre-Construction) – Production on Track for Second Half of 2022

•	Vox holds a 1% net smelter royalty over part of the Bulong gold project;

•	On October 29, 2021, Black Cat announced:
◌	that it is in the process of securing all items needed at the processing facility to allow for production to commence in the second half of 2022;

◌	89 holes were drilled at the royalty-linked Myhree deposit in Q3 2021 for a total of 3,217m of grade control drilling; and

◌	In Q4 2021 Black Cat’s key planned activities are 20,000m of drilling targeting regional discoveries, resource upgrades and maiden ore reserves and the completion of a Pre-Feasibility Study.

•	Vox Management Summary: Black Cat management continues to rapidly advance the Bulong project towards first production in 2022 alongside an aggressive +80,000m regional discovery drilling program. Management expects that Vox shareholders can look forward to a combination of development and discovery newsflow regarding this highly prospective gold project in Western Australia over the coming months.

Substantial Drilling Updates

•	Bowdens Silver: Vox holds a 0.85% gross revenue royalty on the Bowdens silver-lead-zinc project and a 1% gross revenue royalty over surrounding regional exploration Tenure.

◌	On October 26, 2021, Silver Mines announced that drilling is to continue into 2022 with four diamond rigs operational targeting a maiden underground mineral resource and scoping study of underground mining scenarios;

•	Higginsville Gold (Dry Creek): Vox holds a price-linked production royalty(1) that is equal to A$0.60/gram of gold produced at current gold prices (effective 0.85% net smelter return royalty economics) on part of the Higginsville gold mine held by Karora, covering part of the Hidden Secret, Mousehollow and Paleochannels deposits.

◌	On November 8, 2021, Karora announced that at Higginsville, resource definition drilling during Q3 2021 was focused on supporting life of mine objectives for the three active mining operations, including testing extensions to the Hidden Secret open pit and Mousehollow Mineral Resource, with results expected before the end of Q4 2021;

•	Pedra Branca PGM: Vox holds a 1% net smelter royalty on the Pedra Branca PGM project.

◌	On October 20, 2021, ValOre announced that 19 holes were drilled totalling 2,204 metres, with a primary focus of resource expansion. ValOre’s VP of Exploration, Colin Smith, stated “2021 drilling at Santo Amaro has greatly advanced the interpreted geological model for the resource-associated ultramafic package, allowing for more targeted resource expansion drilling and a higher level of confidence in future resource estimations.”; and

•	Uley Graphite: Vox holds a 1.5% gross revenue royalty on the Uley graphite project.

◌	On October 21, 2021, Quantum announced that it had successfully completed its Eastern Conductor drilling program. The program represents extensional drilling immediately to the east of the proposed Uley 2 open pit. The option of extending Uley 2 to the east has a number of advantages including the speedy pathway to a very low-cost extension of the Uley 2 open pit; and

◌	On November 1, 2021, Quantum announced that recent assay results returned consistent total graphitic carbon grades and intercept widths. These intercepts are outside of the current Uley 2 resource, highlighting the significant potential for future resource growth.

•	Vox Management Summary: Vox is unique in the emerging royalty industry in having ~20 separate royalty projects with active exploration programs, many of which are the flagship asset of their listed operating company. 2022 is shaping up to be a record year of drilling across the Vox royalty asset portfolio, which increases the probability of further discoveries and medium to long term royalty cashflow for Vox.

Normal Course Issuer Bid Renewal

The Company’s normal course issuer bid (“NCIB”) is being renewed after the existing NCIB expires on November 18, 2021. The current NCIB provides Vox with the option to purchase up to 1,628,289 common shares as appropriate opportunities arise from time to time. Under the terms of the renewed NCIB, the Company may repurchase for cancellation up to 1,968,056 common shares, being 5% of the total number of 39,361,137 common shares outstanding as at November 11, 2021. The purchases are to be made at market prices through the facilities of the TSXV or other recognized Canadian marketplaces during the period November 19, 2021 to November 18, 2022.

The Company believes that, from time to time, the market price of its common shares does not reflect the Company’s underlying value and future prospects and that, at such times, the purchase of the Company’s common shares represents an appropriate use of its financial resources and will enhance shareholder value. Independent Trading Group (ITG), Inc. has been appointed by Vox as its broker to assist with purchases pursuant to the normal course issuer bid.

In the last twelve months, the Company has purchased 804,400 common shares pursuant to its NCIB at a weighted average price of C$2.89 per common share through the facilities of the TSXV and other recognized Canadian marketplaces.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of construction at and resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, requirements for regulatory approvals and the ability and intention of the Company to make a normal course issuer bid and to repurchase its common shares for cancellation.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

References & Notes:

(1)	The Dry Creek royalty rate is A$0.12 per gram of gold per dry metric tonne of royalty ore, which is defined as mineralised material mined from the applicable tenements which contains an average grade greater than 1 gram of gold per dry metric tonne and not classified as waste or low grade, and the royalty is adjusted monthly as follows:

a.	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14).

b.	At the September 2021 average gold price of A$2,330/ounce the effective royalty rate for September 2021 was A$0.67/gram gold per tonne of ore treated. For example, for royalty ore mined at a grade of 2.0g/t the effective royalty rate would be A$1.34/tonne of ore treated. The Dry Creek royalty economics are approximately equivalent to those of a 0.85% net smelter return royalty.